Exhibit 99.2

ASML Maximizes Flexibility of High Tech Work Force for 24/7 Manufacturing Capability in the Netherlands

VELDHOVEN, the Netherlands, February 20, 2006 - ASML Holding NV (ASML) has expanded its capability to manufacture lithography systems in Veldhoven by introducing a flexible labor model. The company has executed a three-year time bank for employees to reinforce ASML’s ability to adapt more quickly to semiconductor market cycles, including support for potential 24-hour, seven days-a-week production activities.

As of February 2006, employees can store unused hours in a time bank during market downturns and then work their saved hours in upturns over a three-year market cycle. ASML is the only company in the Netherlands with a time bank spanning three years.

By increasing labor flexibility in manufacturing facilities located in Veldhoven, ASML can shorten lead time: the time from a customer’s order to a tool’s delivery.

“Due to swings in market cycles, our customers demand and value flexibility for shorter lead time. Thanks to cooperation among ASML’s Dutch works council, employees, local unions and management, we now have the capability for 24/7 manufacturing in place,” said Henk Scheepers, director and senior vice president Supply Chain Management, ASML. “We will combine our new flexible labor model with our sourcing strategy. It will strengthen how we work with our suppliers, making ASML even more competitive. We can ramp up production faster, or when market cycles change, we can slow it down quicker.”

ASML currently employs approximately 700 persons in manufacturing related positions based in Veldhoven and expects to hire at least an additional 150 persons in manufacturing during 2006.

“Our work force and works council understand market necessities and customer needs. All of us recognized that this new model means significant changes in lifestyle and work habits. Even so, everybody sees the benefits and agreed to support the company’s growth,” said Theo Bartraij, senior vice president Manufacturing, ASML. “Producing our systems takes highly skilled employees. We will further train them and broaden their skills. It ensures the right competencies across work shifts. We also want to be able to keep our people even during downturns.”

About ASML

ASML is the world's leading provider of lithography systems for the semiconductor industry, manufacturing complex machines that are critical to the production of integrated circuits or chips. Headquartered in Veldhoven, the Netherlands, ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML. For more information, visit the Web site at ASML.com